Exhibit 99.21

To the Securities Regulatory Authorities:

Re:	MIDAS GOLD CORP.

Annual General Meeting of Shareholders held on May 7, 2019.

REPORT OF VOTING RESULTS OF MIDAS GOLD CORP.

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general meeting (the "Meeting") of shareholders (the "Shareholders") of Midas Gold Corp. (the "Company") held on May 7, 2019. At the Meeting, Shareholders were asked to consider certain matters, as set out in the Company’s Management Information Proxy Circular dated March 26, 2019 (the "Information Circular").

A total of 156,623,640 shares were voted in person and by proxy at the Meeting, although not all shares were voted in respect of certain matters at the Meeting. The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1:	Number of Directors

By a vote by way of show of hands, the ordinary resolution to fix the number of directors at eight (8) was passed. Voting results on this matter were as follows:

	Total Votes	Percentage of Votes
Votes For	111,488,245	99.80%
Votes Against	228,466	0.20%
Total Votes Cast	111,716,711	100.00%

Item 2:	Election of Directors

By a vote by way of show of hands, the ordinary resolution to elect each of the nominees listed in the Information Circular as directors until the next annual general meeting was passed. Voting results for the individual directors were as follows:

Name of Nominee	Votes For	Votes Withheld	Total Votes*	Percentage of Votes For*	Percentage of Votes Withheld*
Keith Allred	111,431,970	284,741	111,716,711	99.75%	0.25%
Jaimie Donovan	107,217,662	4,498,049	111,715,711	95.97%	4.03%
Brad Doores	111,393,492	323,219	111,716,711	99.71%	0.29%
Marcelo Kim	107,120,697	4,596,014	111,716,711	95.89%	4.11%
Peter Nixon	111,432,813	283,898	111,716,711	99.75%	0.25%
Stephen Quin	107,221,255	4,495,456	111,716,711	95.98%	4.02%
Javier Schiffrin	107,147,845	4,568,866	111,716,711	95.91%	4.09%
Donald Young	111,388,658	328,053	111,716,711	99.71%	0.29%

* Not all shares were voted in respect of all resolutions therefore the combined number of shares voted for or withheld (and corresponding percentages) may not add up to the total shares represented at the Meeting.

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Item 3:	Appointment of Auditors

By a vote by way of show of hands, the ordinary resolution to re-appoint Deloitte LLP, Chartered Accountants, as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors was passed. Voting results on this matter were as follows:

	Total Votes*	Percentage of Votes
Votes in Favour	155,662,379	99.39%
Votes Withheld	961,261	0.61%
Total Votes Cast	156,623,640	100.00%

* Not all shares were voted in respect of all resolutions therefore the combined number of shares voted for or withheld (and corresponding percentages) may not add up to the total shares represented at the Meeting.

Other Business

There was no other business at the Meeting.

DATED at Vancouver, British Columbia this 7th day of May, 2019.

MIDAS GOLD CORP.

By:	/s/ Liz Monger
Liz Monger
Corporate Secretary

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